EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Willbros Group, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Willbros Group, Inc. of our report dated November 21, 2005, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, which are as of December 8, 2006, with respect to the consolidated balance sheet of Willbros Group, Inc. as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2004, and the related financial statement schedule, which reports appear in the Current Report on Form 8-K of Willbros Group, Inc. filed on December 8, 2006.

/s/ KPMG LLP

Houston, Texas

December 13, 2006